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                     March 12, 2024

       Adrian J. Downes
       Chief Financial Officer
       The Greenbrier Companies, Inc.
       One Centerpointe Drive, Suite 200
       Lake Oswego, Oregon 97035

                                                        Re: The Greenbrier
Companies, Inc.
                                                            Form 10-K for the
Year Ended August 31, 2023
                                                            File No. 001-13146

       Dear Adrian J. Downes:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing